Exhibit 99.5

Battle Mountain Gold Inc.	FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2016

INTRODUCTION

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Pink Sheet market under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at October 31, 2016 and for the year then ended (the “Audited Financial Statements”) and should be read together with those statements.

This MD&A is dated February 27, 2017 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

OVERALL PERFORMANCE

Our most significant transactions and developments in fiscal 2016

Fiscal 2016 was marked by three significant transactions or developments: 1) our private placements completed in May 2016 and related shareholder changes; 2) the partial buydown of the royalty burdens on our Lewis Gold Project announced in June 2016; and 3) the commencement of a [ten- to 12-hole] drilling program in August 2016.

May 2016 private placements

In May we completed a private placement financing of both common shares and common share units as set out in Note 6(a) to the Audited Financial Statements for gross proceeds of approximately $5.8 million. Among other matters, this placement included a subscription for units by Gold Standard Ventures Corp. (“GSV”), at that time an arm’s-length public company listed on the New York Stock Exchange and on the TSX Venture Exchange, whereby GSV became a 19.9 per cent shareholder and potentially a greater than 20 per cent shareholder. This financing provided a substantial injection of cash resources available to fund a robust drill program on our Lewis Gold Project – item 3) above – and the issue of warrants to GSV in its units acquired opened the door for the royalty buydown – item 2) above.

Royalty buydown

In June 2016 we announced an agreement to alter and reduce the royalty burden on the Lewis Gold Project as set out in Notes 4(a)(iii) and 6(a). As set out therein, GSV exercised its warrants and was issued additional shares from our treasury, which brought GSV’s share ownership to 28.2 per cent1. Note 4(b) sets out that we charged the amount of $2,355,235 to our carrying costs of the project arising from the share issuances set out in Notes 4(a)(iii) and 6(a). This is a highly material addition to our balance sheet and comprises 56.1% of the total additions in fiscal 2016 to our Lewis Project carrying costs.

We wish to point out to readers of this document that the reduction of the royalty burden, including altering a portion of it from a gross production royalty to a net smelter returns royalty, represents a significant enhancement of future potential project economics and we believe has the effect of augmenting the attractiveness of the Lewis Gold Project in the marketplace.

Drill program commenced August 2016

On August 16 we commenced a diamond drill program on the Lewis Gold Project. News releases of June 21 and July 27 had summarized our work earlier in the fiscal year, including extensive geological and geophysical programs to establish the targets for a 12-hole program exceeding 5,000 meters. Our technical activities in fiscal 2016 and to the date of this report are set out in greater detail in the section Lewis Gold Project which follows.

[1] This increase was regarded by the TSX Venture Exchange as the creation of a new “control person” as defined in their policies, and we had previously obtained the approval of a majority of our disinterested shareholders to this transaction.

Battle Mountain Gold Inc.
Year ended October 31, 2016
Management Discussion and Analysis
Page 2 of 7

Lewis Gold Project, Nevada

Note 4(a) to the Audited Financial Statements sets out the interests of the Company in this project, and Note 4(b) sets out a summary in financial terms. The carrying value at the year end date is $7.525 million. Of this, $4.195 million or 55.7% was recognized by the Company in the 2016 fiscal year. Of the amount recognized in 2016, $113,208 was for the annual advance royalty payment due in December 2015, $108,188 was for annual claim fees to U.S. and State of Nevada agencies, $2,355,235 was the amount recorded for the royalty buydown as set out in Notes 4(a)(iii), and $1,618,774 was for direct exploration costs, also described as field costs. Of those, the three largest cost centres were drilling $633,009 / geology $456,714 / assays and storage $186,473; these cost centres comprised 79% of all field costs.

Our programs and their components are described in considerable detail in our news releases dated June 21 and July 27, 2016, to which readers are encouraged to refer. These releases are available on the SEDAR website under the Company’s profile and are also available on SEDAR and on the Company’s website in the section INVESTOR INFO/PRESS RELEASES.

A very brief narrative summary description of our project work in fiscal 2016 is that we carried out helicopter-borne magnetic and radiometric and ground-based gravity surveys, conducted geological mapping a a 1:2000 scale and geochemical rock sampling of the northeastern part of the project area, completed re-logging of drill core and of reverse-circulation drill-chips collected by us during the years 2003 to 2008, and conducted multi-element geochemical grid-sampling of soils in the southwestern part of the project area. All of this work culminated in the establishment of drill targets for a 12-hole diamond-drill program exceeding 5,000 meters which is under way as at the date of this report. In the new fiscal year, on November 10, 2016 we reported assay results from the first two drill holes and on February 21, 2017 we reported results from the third, fourth and fifth holes of the program.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Audited Financial Statements, our financial reporting assumes continuing operations in the normal course of business. At this stage of development, Battle Mountain does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during the 2016 fiscal year the Company had a net increase to its cash resources of $3.373 million as set out in the statement of cash flows, including our raising of $5.768 million in new equity by way of private placement, and that as at October 31, 2016 the Company had working capital of $3.115 million. Readers are also referred to the section Liquidity which follows our Discussion of Operations below.

Discussion of Operations – Selected Annual Information

The following table provides a brief summary of Battle Mountain’s financial operations. For more detailed information, refer to the YE Financial Statements.

	Year Ended	Year Ended	Year Ended
	October 31,	October 31,	October 31,
	20165	2015	2014
Total revenues	nil	nil	nil
Loss for the year	$2,024,163	$549,252	$626,663
Basic and diluted loss per share	$0.04	$0.02	$0.03
Total assets	$11,077,864	$3,463,097	$2,912,643
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Financial position

During the fiscal year ended October 31, 2016, total assets increased to $11.077 million from $3.463 million at October 31, 2015, principally due to the $3.373 million increase in cash set out in the statement of cash flows and the $4.195 million increase in the carrying value of Lewis Gold Project set out in Note 4(b). The net income or loss experienced by Battle Mountain is subject to wide variations arising from such matters as share-based payments arising on the grant of stock options, variations in legal and other professional fees dependent on special transactions, engagement or

Battle Mountain Gold Inc.
Year ended October 31, 2016
Management Discussion and Analysis
Page 3 of 7

termination of other outside consultants, and variations in our agreed share of certain office and administration costs incurred in shared premises and with shared staff; these factors are inherently subject to wide variation.

During the fiscal year ended October 31, 2015, total assets increased to $3.463 million from $2.912 million at October 31, 2014, principally due to the $0.564 million increase in the carrying value of Lewis Gold Project set out in Note 4(b).

Cash flows

Battle Mountain’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the year ended October 31, 2016 we increased our cash resources by a net $3.373 million principally made up of the following: cash consumed by operations $0.6532 million; cash expended on the Lewis Gold Project $1.574 million, and cash proceeds from share issuances net of issue costs of $5.614 million. For the year ended October 31, 2015 we increased our cash resources by a net $11,000 made up of the following: cash consumed by operations $464,000; cash expended on the Lewis Gold Project $429,000, cash proceeds from share issuances net of issue costs of $1,005,000 and loan repayments of $100,000.

Losses for the years

In the 2016 fiscal year the Company recorded a net loss of $2,024,163 compared to a net loss of $549,252 for the 2015 fiscal year. The two largest items in the increase in net loss in fiscal 2016 of $1,474,911 was 1) the $922,144 increase in the non-cash charged for share-based payments arising from the fair value estimated on the grant of stock options in the year – an inherently variable item, and 2) the non-recurring item loss on the royalty buydown of $336,478 set out in Note 4(a)(iii). Eliminating these two cost centres in each of the 2016 and 2015 fiscal years sets out the net loss arising from all other cost centres to $662,767 in 2016 and $446,478 in 2015 – a 48% increase. The three cost centres with the largest increases were Consulting with a $158,000 increase, Salaries and benefits with an $83,000 increase (48%), and Office and rent with a $12,000 increase (59%). The two cost centres with the largest decreases were Accounting and audit, reduced by $17,000 (21%) and Legal fees, reduced by $13,000 (38%).

Third-party consulting costs relate to a consulting agreement for corporate and financing strategy entered into in May 2015 and in effect that fiscal year for six months whereas this agreement was in effect in fiscal 2016 for the entire 12 months; in addition, the consulting rate was increased part way through fiscal 2016. Salaries and benefits expense increased principally from increased management compensation – by $54,000 to senior officers as set out in Note 8(a) and by $21,000 to a non-senior staff member – attributable to higher levels of corporate activity. Office expenses increased reflecting higher levels of corporate activity. Accounting and audit costs decreased in fiscal 2016 as certain tax filing costs arising from the 2014 RTO transaction were incurred in fiscal 2015 and did not recur in fiscal 2016. Legal fees are an inherently variable cost centre and depend on use made of outside counsel – less such use was required in fiscal 2016.

In the 2015 fiscal year the Company recorded a net loss of $549,252 compared to a net loss of $626,663 for the 2014 fiscal year. The decrease in net loss in fiscal 2015 of $77,411 was mainly attributable to a $64,821 increase in salaries and benefits costs, a $46,963 increase in third-party consulting costs and the absence of the prior year’s $33,367 gain on forgiveness of payables – these increases totaling $145,151 – more than offset by a reduction of $198,237 in the amount of share-based payments recognized and a reduction in filing fees expense of $27,464 – these reductions totaling $225,701.

Salaries and benefits expense increased principally in including management compensation for a full 12-month year whereas the 2014 fiscal year essentially related to the half-year subsequent to the RTO transaction completed in April 2014. Third-party consulting costs relate to a consulting agreement for corporate and financing strategy entered into in fiscal 2015. Share-based payments expense is a non-cash cost and arises from the option pricing model inputs related to stock option grants; among other matters, fewer options were granted in fiscal 2015 than in fiscal 2014, as set out in Note 6(c) to the Audited Financial Statements. Filing fees reduced in fiscal 2015 because fiscal 2014’s costs included extensive costs associated with the RTO transaction.

Battle Mountain Gold Inc.
Year ended October 31, 2016
Management Discussion and Analysis
Page 4 of 7

Liquidity

The Company primarily relies on its cash resources to fund its ongoing exploration plans and its general and administrative efforts in support of those plans. At October 31, 2016 we had cash of $3.47 million, and our working capital at that date was $3.115 million. Subsequently we continued significant expenditures on the diamond drill program set out in our news releases of July 27 and August 30, 2016 and further reported on in our news releases of November 10, 2016 and February 21,2017. As at February 23, 2017 our most recent bank reconciliation date our cash position was approximately $2.38 million.

This cash position represents substantial liquidity as of the date of this report. Notwithstanding this, we have budgeted $1.94 million through the end of July 2017 (our third fiscal quarter) for continuing exploration of the Lewis Gold Project and $0.35 million over the same period for supporting general and administrative costs – a total of $2.28 million. Such expenditures approximate our current cash position. Accordingly, we anticipate the need for further financing in our fiscal third or fourth quarter – before or by July or August 2017 – in order to complete the current announced drill program AND TO undertake a further phase of drilling in our fourth fiscal quarter 2017 and our first fiscal quarter 2017-2018. We are encouraged by our financing success in April and May 2016, when we raised $5.77 million in new equity, but realize further such success cannot be assured. We will not complete our proposed drill program in the second and third fiscal quarters without the necessary funds being in place. It should be noted that as set out in Note 12, in December 2016 we made the annual advance royalty payment of USD $84,033 required to maintain our Lewis Gold Project agreements in good standing.

Capital resources

At the date of this report Battle Mountain has a robust cash position as discussed in the preceding section Liquidity. We do not have any binding commitments for capital or project expenditures, although we plan to continue our drilling programs as set out in our recent technical news releases. Prior to the end of calendar 2017 we will be required to make additional claim maintenance payments estimated to be similar to the $221,000 incurred in fiscal 2016 as set out in Note 4(b). As set out in Note 12, the advance royalty due for the royalty year 2016-2017 has been paid.

Option payment commitment

As set out in Note 4(a)(i) to the Audited Financial Statements, we have the option and expect to make a final payment on or before April 13, 2017 of $1,550,000 to the current arm’s-length holder of a 40% interest in the Lewis Gold Project, in order to exercise the option held since 2013 by our subsidiary BMG Mining Inc. With this payment, Battle Mountain on a consolidated basis will hold 100% of the project2. We have the right to make this payment in cash or by issuing shares. If we elect to pay by issuing shares, the share issue price is to be at the lesser of the market price or $0.35 per share. While we have not yet determined whether to pay in cash or in shares, in the case where we were to issue shares, we would issue an expected 4,428,571 shares. Based on our issued share capital at the date of this report, the consequent share dilution would represent 7.35 per cent of our share capitalization on a pre-issue basis or 6.85 per cent on a post-issue basis. If we elect to make this payment in shares, we consider this equity dilution to be modest compared to the project interest which would be so acquired.

Results of operations – summary of quarterly results
	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
	2016	2016	2016	2016	2015	2015	2015	2015
Total assets	11,077,864	8,560,606	3,513,166	3,526,721	3,463,097	3,547,766	3,013,397	3,041,916
Resource properties
	7,525,158	3,870,195	3,474,803	3,459,057	3,329,753	3,138,086	2,959,458	2,907,552
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	493,646	1,274,676	165,599	90,242	123,714	232,669	106,882	85,987

Loss per share(1)	0.01	0.02	0.00	0.00	0.00	0.01	0.00	0.00
Note 1: Losses per share by quarter do not add to the loss per share for the year $0.04

[2] Subject to the royalty interests set out in Note 4(a)(iii)

Battle Mountain Gold Inc.
Year ended October 31, 2016
Management Discussion and Analysis
Page 5 of 7

Discussion of quarterly results

During the fiscal quarter ended October 31, 2016, total assets increased to $11.41 million from $8.56 million at July 31, 2016, principally arising from the $2.36 million recorded in respect of the royalty buydown set out in Note 4(a)(iii) and Note 4(b) and from a further $1.30 million in claim maintenance and exploration expenditures arising from the drill program which commenced in mid-August, and offset by a $1.16 million drawdown in cash. The cash drawdown was principally applied to the quarter’s exploration expenditures.

The significant changes in Battle Mountain’s key financial data over the eight quarters scheduled above are attributed principally to proceeds from loan and equity financings, to exploration expenditures on the Lewis Gold Project in Nevada and to administrative efforts in support of the project.

Analysis of losses for the periods

An analysis of the changes in our loss for the years ended October 31, 2016 versus 2015 is provided above in the section

Discussion of Operations – Selected Annual Information.

Discussion of Operations – Discussion of fourth fiscal quarter

Net loss

The net loss for the fourth fiscal quarter was $493,646; the largest element was the non-cash loss arising from the settlement of the royalty buydown described in Note 4(a)(iii). Excluding this non-recurring and non-cash loss from the Q4 loss yields $157,168. This is approximately $11,000 or 7% less than the prior three quarters’ average. We do not regard this variance to be significant.

Financial position

The Company’s cash and net working capital positions diminished during the fourth quarter as we started to draw down the proceeds of the substantial equity private placement financing completed in May 2016. These drawdowns occurred as planned, principally to fund the drill program as set out in our June, July and August 2016 technical news releases and the related administrative support costs.

Related Party Transactions

During the fiscal year as a whole Battle Mountain paid or accrued salaries and benefits of $75,000 to Chet Idziszek, the Chief Executive Officer and $101,050 to Ian Brown, the Chief Financial Officer for management services, and AUD $116,885 (recorded as CAD $117,189) to Steven Garwin, a director of the Company, for exploration consulting services.

As part of those annual amounts, during the three-month fourth quarter ended October 31, 2016, Battle Mountain paid or accrued salaries and benefits of $15,000 to Chet Idziszek and $27,950 to Ian Brown, the Chief Financial Officer for management services, and AUD $53,380 (recorded as CAD $54,680) to Steven Garwin, a director of the Company, for exploration consulting services.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment are the most serious.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, and has been able when necessary to make short term unsecured loans from certain major shareholders. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments, and the shareholder loans of course require repayment out of future equity financings.

As a result of the sizable financing completed in May 2016 as set out in Note 6(a) to the Audited Financial Statements, the Company has to date been readily able to maintain sufficient financial resources to fund its calendar 2016 tenure costs, the advance royalty for 2017, and its field work programs at the Lewis Gold Project as have been reported on in

Battle Mountain Gold Inc.
Year ended October 31, 2016
Management Discussion and Analysis
Page 6 of 7

our technical news releases of June, July, August and November 2016 and February 2017, and to provide for associated administrative costs through the year end date October 31, 2016 and to the date of this report. Readers are specifically referred to the section “Liquidity” on page 3 above. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of equity financing, the joint venturing of projects, debt financing, or other means. There is no assurance that the Company will be successful in obtaining the financing required for future programs. Failure to obtain additional financing on a timely basis could cause the Company to reduce or terminate its operations on such properties or forfeit all or a portion of its interest in its properties.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. During the 2016 fiscal year and to the date of this report the per share price has fluctuated from a high of $0.95 to a low of $0.085 with the recent reported closing price on February 27, 2017 of $0.31.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties with the objective of establishing mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse effect on the financial performance of the Company.

Recent IFRS Pronouncements

New Accounting Standards Not Yet Adopted

Three new accounting standards have been published that are not yet in effect, unless early adopted, for the reporting period ended October 31, 2016. Management has decided against early adoption of any of these standards.

IFRS 9 – Financial Instruments

This standard and its consequential amendments are to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard will introduce new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. Because the Company is not exposed to significant financial instrument related accounting processes, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

IFRS 15 – Revenue from Contracts with Customers

This standard is to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard specifies the accounting treatment for all revenue arising from contracts with customers unless the contracts are in the scope of other IFRSs. Because the Company does not at its current stage of activity enter into contracts to provide goods or services to customers, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

IFRS 16 – Leases

This standard is to be adopted effective for reporting periods beginning on or after January 1, 2019. Among other matters, this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. Because leases constitute an insignificant portion of the Company’s activities, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

Battle Mountain Gold Inc.
Year ended October 31, 2016
Management Discussion and Analysis
Page 7 of 7

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

We believe the information set out in the consolidated statements of comprehensive loss and in Note 4(b) to the Audited Financial Statements meets the disclosure requirements of Section 5.3 of National Instrument 51-102.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 58,930,356 were outstanding at October 31, 2016 and 60,217,856 are outstanding at the date of this report.

At October 31, 2016 and at the date of this report the Company had 4,214,000 incentive stock options outstanding as set out in Note 6(c) to the Audited Financial Statements.

At October 31, 2016 Battle Mountain had a total of 6,175,460 share purchase warrants outstanding as set out in Note 6(b) to the Audited Financial Statements. As of the date of this report the number of warrants outstanding has reduced to 4,887,960 as a result of the exercise of warrants set out in Note 12 to the Audited Financial Statements.

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 27, 2017

We recommend that users of this report read the Cautionary Statements following.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, possible share issuances to exercise the option to acquire the final 40% of the Lewis Gold Project, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings or other share issuances not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.